DLA Piper LLP (US)
One Atlantic Center
1201 West Peachtree Street
Suite 2900
Atlanta, Georgia 30309-3449
www.dlapiper.com

Tanya L. Boyle
tanya.boyle@us.dlapiper.com
T 404.736.7863
F 404.682.7863

November 6, 2024

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:         Private Debt & Income Fund

Ladies and Gentlemen:

On behalf of Private Debt & Income Fund (the “Trust”), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, a Registration Statement on Form N-2. The Trust will concurrently file Form N-8A.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP